FORM 4

OMB APPROVAL /OMB Number: 3235-0287

Expires: December 31, 2001

Estimated average burden hours per response ...0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form

5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

John R. Allard
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Last/First/Middle

NEXIQ Technologiex, Inc., 1155 Elm Street
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Street

Manchester, NH 03101
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City/State/Zip

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2. Issuer Name and Ticker or Trading Symbol

NEXIQ Technologies, Inc. (NEXQ:OTC)
(formerly known as WPI Group, Inc. (WPIC:OTC)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

09/01
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

[X] Director

[ ] 10% Owner

[X] Officer (give title below)

[ ] Other (specify below)

Chairman and Chief Executive Officer
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7. Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person

[ ] Form filed by More than One Person

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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount A or D Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	09/21/01	P	17,137 A $0.938 (1)	81,927	I	By Trust

Reminder: Report on a separate line for each class of securities beneficiallyowned directly or indirectly.

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

FORM 4 (continued)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code V	(A) (D)	Date Expiration Exercisable Date	Title Amount or Number of Shares
Common Stock Purchase Warrant	$1.75	09/21/01	P	4,857	09/21/01 09/21/06	Common 4,857 Stock	$0.253 (1)	26,856	I	By Trust
Convertible Subordinated Note	$1.75	09/21/01	P	$42,500 Face Value	09/21/01 07/31/03	Common 24,286 Stock	$25,196.67 (1) In Aggregate	$239,700 Face Value	I	By Trust
Employee Stock Option	$1.01	09/28/01	A V		(2) 09/27/11	Common 500,000 Stock		990,000	D

Explanation of Responses:

(1)  The Common Stock, Common Stock Purchase Warrant and Convertible Subordinated Note were acquired in a single transaction in which the total consideration paid was $42,500. The $0.938 price of the Common Stock and the $0.253 price of the Common Stock Purchase Warrants is an allocation for purchase price purposes.

(2)  Option to purchase 500,000 shares of common stock issued under the WPI Group, Inc. 1997 Equity Incentive Plan in a transaction exempt under Rule 16b-3. The option becomes exercisable as follows: 250,000 shares on July 31, 2002; and 250,000 shares on the date the Company replaces its senior debt facility with a subsequent debt facility with terms which are more favorable to the Company than the terms, based on a weighted average, of the debt facilities between the Company and Sunrise Capital Partners, L.P. in effect on September 1, 2001.

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** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/John R. Allard
**Signature of Reporting Person

Date: October 9, 2001